VIA EDGAR
August 3, 2006

ATTN:	Mr. Craig Wilson
Mr. Chris White

Re:	Network Appliance, Inc.
Review of Form 10-K for the fiscal year ended April 30, 2005; Form 10-K for the fiscal year ended April 30, 2006;
Forms 8-K filed on August 17, 2005, November 16, 2005, February 15, 2006 and May 24, 2006
File No. 000-27130
Dear Mr. White:
     Thank you for speaking to us yesterday. Reference is made to the comment letter received from the Securities and Exchange Commission (the “Commission”) dated July 28, 2006 by Network Appliance, Inc. (the “Company”) regarding the Commission’s review of the above-referenced filings. The Company respectfully requests that it be granted an extension until September 8, 2006 to provide a response to the comment letter. This extension will enable the Company to more thoroughly review and respond to the comments, particularly in light of the various quarter-end activities currently underway at the Company. Please contact the undersigned if you wish to discuss our request for an extension.
Sincerely,
/s/ Andrew Kryder
Andrew Kryder
Senior Vice President Legal and Tax
General Counsel
Network Appliance, Inc.
cc: Steve Bochner